Advanced Life Sciences Holdings, Inc.

1440 Davey Road

Woodridge, Illinois 60517

June 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:                             Advanced Life Sciences Holdings, Inc.

Registration Statement on Form S-1, as amended

File No. 333-165388

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Advanced Life Sciences Holdings, Inc. (“Registrant”) hereby requests that the effective date of the Registration Statement described above be accelerated so that such Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, June 30, 2010, or as soon thereafter as practicable.

In connection with the Registrant’s foregoing request to accelerate the effectiveness of the Registration Statement, the Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd M. Bloomquist at (312) 558-6376 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

ADVANCED LIFE SCIENCES HOLDINGS, INC.

By:	/s/ Patrick W. Flavin
Patrick W. Flavin
Chief Legal Counsel